August 28, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F St NE

Washington, DC 20549

CFTradeandServices@sec.gov

Re:   WeSave, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed July 31, 20223

File No. 024-12085

In response to your letter dated August 17, 2023, we are providing the following responses on behalf of WeSave, Inc. (“WeSave” or  the “Company”).

Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution, page 17

1.We note your disclosure regarding the Preferred Dividend and Preferred Dividend Allocation. Please expand your disclosure to clarify here whether distributable revenues would accrue during this period such that any amounts distributed to investors would include any amounts accrued during such period, including the interest earned from the account.

We have revised the Offering Statement to state the following:

As CMF revenues are received, the Company will accrue such amounts in an interest bearing account for the benefit of the holders of the Series P Preferred Shares.  Following a 48-month accrual period (“Accrual Period”), the Board may declare the payment of dividends and pay the CMF amounts which have been accrued and interest thereon to the holders of the Series P Preferred Stock.  It is anticipated that after the Accrual Period, dividends will be paid on a quarterly basis thereafter to the holders of the Series P Preferred Shares.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.